Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES THAT ITS SUBSIDIARY PLAZA
CENTERS MAKES DEBUT IN SERBIA

Tel-Aviv, Israel, August 28, 2007, Elbit Medical Imaging Ltd. (TASE, NASDAQ: EMITF) (“EMI” or the “Company”) announced today that its subsidiary, Plaza Centers N.V. (LSE : PLAZ) (“Plaza”), a leading emerging markets property developer in Central and Eastern European (“CEE”) and in India, announced today that, it has won a competitive tender published by the Government of Serbia for the development of a new shopping, entertainment and business centre with a total built up area of circa. 100,000 sqm (with over 2000 parking spaces) in Belgrade, Serbia.

This project represents Plaza’s first step into the Serbian market and fulfils one of  Plaza’s expansion objectives set out in its prospectus.

The new complex will be located on the prominent site of the former Federal Ministry of Internal Affairs, situated on the main street which runs through the centre of Belgrade.  The area is home to foreign embassies, including those of the United States, Canada, Germany, Poland among others. In addition the Serbian Government, Ministry of Finance, Belgrade chamber of commerce and Belgrade’s largest public hospital are all nearby, as well as the city fair and the future railway station.

Plaza will partner a local Serbian developer for the project, which is expected to have a gross development budget of approximately €150 million. The local partner will be entitled to participate in up to 15% of the project, subject to certain conditions, while the project management will be rendered solely by Plaza.

Serbia is one of the Eastern European nations where Plaza sees strong potential for future investment opportunities.  Plaza also believes that the Belgrade market offers particular potential, with its large populated catchment area of approximately 2.5 million people.  Additionally, as Belgrade has not to date benefited from ‘institutional grade’ investment in retail or commercial real estate, this development will have particular significance in terms of providing a new commercial and cultural destination for both domestic and international visitors.

About Elbit Medical Imaging Ltd.
EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary,

Elscint Ltd.;(iii) Long-term leases of real estate property; (iv) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (v) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd., and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006,  filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:
Company Contact	Investor Contact

Shimon Yitzhaki, President	Rachel Levine
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9439
syitzhaki@elbitimaging.com	rlevine@hfgcg.com

Dudi Machlof, CFO
Elbit Medical Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com